FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange dated March 14, 2011

City of Buenos Aires, March 14, 2011.

Messrs.
Buenos Aires Stock Exchange

Ref: YPF Sociedad Anónima Announces Secondary Offering by Repsol

We notify the following:

According to current regulations note that YPF Sociedad Anónima (NYSE:YPF, BASE: YPFD), a stock corporation organized under the laws of the Republic of Argentina, announced today the launch of a public offering of 24,270,306 American Depositary Shares, or ADSs, each representing one share of its Class D common stock, Ps.10 par value per share.  The ADSs will be sold by Repsol YPF S.A. (“Repsol”), a selling shareholder, which as of March 11, 2011, controlled approximately 79.73% of YPF’s capital stock and voting rights. The offering also includes an option for the underwriters to purchase an additional 3,640,406* ADSs from Repsol to cover the overallotments, if any. The Company will not receive any proceeds from the sale of ADSs by Repsol in this offering. Credit Suisse, Deutsche Bank Securities, Goldman, Sachs & Co., Itaú, Morgan Stanley, Raymond James and Santander are acting as underwriters for the offering.

The ADSs being offered are registered pursuant to the Company's effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission. The offering is being made by means of a prospectus supplement and an accompanying base prospectus, copies of which may be obtained by contacting any of the following book-running managers:

Credit Suisse, Prospectus Department, 1 Madison Ave, New York, NY 10010, (800) 221-1037; Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, telephone: 1-800-503-4611, email: prospectus.cpdg@db.com, ; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; Itaú BBA USA Securities, Inc., 767 Fifth Avenue 50th Floor, New York, NY 10153, USA, Att.: Equity Sales Desk; Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone at 866-718-1649, or by email at prospectus@morganstanley.com; Raymond James, Kent Nelson (Equity Capital Markets), email: kent.nelson@raymondjames.com, Tel: + 1 727-567-2456 or Carlos A. Iglesias (Investment Banking); Tel: + 54-11-4850-2510, email: carlos.iglesias@raymondjames.com.ar; and Santander Investment, Attn: Alexander Robarts, 45 East 53rd Street, New York, NY 10022, email: arobarts@santander.us.

Forward-Looking Statements

This press release contains certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those expected or projected in the forward-looking statements. You are urged to carefully review and consider the Company’s various disclosures, including but not limited to risk factors contained in the prospectus supplement related to the offering and the reports the Company files with the Securities and Exchange Commission.

Investor Relations Contact:

* [It was subsequently informed to the BASE that this amount should have been $3,640,546]

YPF S.A.
Gabriel E. Abalos
Gerente de Relación con Inversores
inversoresypf@ypf.com
tel.: +5411-5441-5531

Repsol YPF, S.A.
María Victoria Zingoni’
Directora de Relación con Inversores
mvzingonid@repsol.com
Tel +34 91 753 1198

Yours sincerely,

Mauro Dacomo
Attorney in fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 14, 2011	By:	/s/ Mauro Dacomo
	Name:	Mauro Dacomo
	Title:	Attorney in fact